UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 12)

loanDepot, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53946R106
(CUSIP Number)

Anthony Hsieh
6561 Irvine Center Drive
Irvine, California 92618
202-662-6000

Frank M. Conner, III
Michael P. Reed
Charlotte May
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001
202-662-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53946R106
1.	Names of Reporting Persons Anthony Hsieh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 5,767,895

		8.	Shared Voting Power 128,601,940

		9.	Sole Dispositive Power 5,767,895

		10.	Shared Dispositive Power 128,601,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,458,712

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 58.6%[1,2]

14.	Type of Reporting Person (See Instructions) IN

[1]	Calculated in accordance with the SEC’s rules for calculating “beneficial ownership,” which requires the Reporting Person to assume conversion of all of such person’s Class C Common Stock but conversion of no other Class C Common Stock.

[2]	Based on 92,557,927 shares of the Issuer’s Class A Common Stock outstanding on October 9, 2024 as reported by the Issuer in a registration statement on Form S-3 filed with the SEC on October 11, 2024.

Explanatory Note

This Amendment No. 12 (“Amendment No. 12”) to Schedule 13D (this “Schedule 13D”) is filed by Anthony Hsieh (the “Reporting Person”) and relates to the beneficial ownership of certain shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of loanDepot, Inc., a Delaware corporation (“loanDepot” or the “Issuer”). Amendment No. 12 amends the initial statement on Schedule 13D filed by the Reporting Person on November 16, 2021, as amended on April 26, 2022, May 6, 2022, January 10, 2023, February 7, 2023, April 6, 2023, May 28, 2024, August 20, 2024, September 3, 2024, September 10, 2024, September 16, 2024 and November 5, 2024 (as amended prior to the date hereof, the “Original Filing,” and as amended by this Amendment No. 12, the “Statement”). Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Original Filing. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5. Interest in Securities of the Issuer

(a), (b) The information relating to the beneficial ownership of the Class A Common Stock by the Reporting Person set forth in Rows 7 through 13 of the cover page hereto and the related footnotes are incorporated by reference herein and is as of the date hereof. Such information assumes there are 92,557,927 shares of the Issuer’s Class A Common Stock outstanding on October 9, 2024 as reported by the Issuer on a registration statement on Form S-3 filed with the SEC on October 11, 2024. The Reporting Person also owns 45,290 unvested restricted stock units of the Issuer. By virtue of the relationship among the Reporting Person and the Class C Stockholders (as defined in the Original Filing), the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Class A Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement. Certain of the shares obtainable upon exchange of Class C Common Stock are required to be delivered to third parties and would not be retained by the Reporting Person upon exchange.

(c) The Reporting Person, through the JLSSAA Trust, has sold certain shares of Class A Common Stock as shown in the table below. The amounts reported are weighted average prices. The Reporting Person undertakes to provide the Issuer, any security holder of the issuer, or the staff of the Securities and Exchange Commission, upon request, specific trade amounts and pricing at which the respective transactions were effected.

Date	Number of Shares	Weighted Average Price
11/14/2024	146,072	$2.52(1)
11/15/2024	123,759	$2.47(2)
11/18/2024	200,152	$2.4004(3)
11/19/2024	164,377	$2.332(4)
11/20/2024	240,150	$2.274(5)
11/21/2024	279,692	$2.3480(6)
11/22/2024	198,197	$2.3797(7)
11/25/2024	359,666	$2.4550(8)

1.	The shares were sold in multiple transactions at prices ranging from $2.465 to $2.605.
2.	The shares were sold in multiple transactions at prices ranging from $2.42 to $2.545.
3.	The shares were sold in multiple transactions at prices ranging from $2.35 to $2.45.
4.	The shares were sold in multiple transactions at prices ranging from $2.305 to $2.385.
5.	The shares were sold in multiple transactions at prices ranging from $2.225 to $2.305.
6.	The shares were sold in multiple transactions at prices ranging from $2.33 to $2.37.
7.	The shares were sold in multiple transactions at prices ranging from $2.33 to $2.405.
8.	The shares were sold in multiple transactions at prices ranging from $2.4 to $2.505.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Anthony Li Hsieh

By:	/s/ Anthony Li Hsieh

Dated: November 25, 2024